Company – Lend Lease Corporation Limited
File No 82-3498



Lend Lease
CORPORATION


03050225

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

20 March 2003


SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2003
WASH, D.C. 181 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

Dear Sir

SUPPL

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
20 March 2003	Announcement to Australian Stock Exchange Appendix 3Y – Change of Director's Interest Notice - Mr D A Crawford
20 March 2003	Announcement to Australian Stock Exchange Appendix 3Y – Change of Director's Interest Notice - Mr R A Longes

Yours faithfully

PROCESSED
MAY 08 2003
THOMSON
FINANCIAL

S. Sharpe
S J Sharpe
Company Secretary

4/28

LL0004



Lend Lease
CORPORATION

20 March 2003

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3Y – Change of Director's Interest Notice

Please find attached Appendix 3Y (Change of Director's Interest Notice) for Mr D A Crawford in relation to shares allotted pursuant to the Dividend Reinvestment Plan of Lend Lease Corporation Limited (LLC).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Lend Lease Corporation Limited
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	David Alexander Crawford
Date of last notice	6 January 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	19 March 2003
No. of securities held prior to change	3,711
Class	Ordinary Shares
Number acquired	43
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8.71 per share
No. of securities held after change	3,754
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Company - Lend Lease Corporation Limited
File No 82-3498


Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

20 March 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Three (3) pages

Dear Sir

Re: Stock Exchange Announcement
Appendix 3Y – Change of Director's Interest Notice

Please find attached Appendix 3Y (Change of Director's Interest Notice) for Mr R A Longes in relation to shares allotted pursuant to the Dividend Reinvestment Plan of Lend Lease Corporation Limited (LLC).

Yours faithfully

S. Sharpe

S J SHARPE
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Lend Lease Corporation Limited
ABN	32 000 226 228

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Anthony Longes
Date of last notice	6 January 2003

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	19 March 2003
No. of securities held prior to change	12,211
Class	Ordinary Shares
Number acquired	140
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$8.71 per share
No. of securities held after change	12,351
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Dividend Reinvestment Plan

+ See chapter 19 for defined terms.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.


Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE

www.lendlease.com

21 March 2003


SEC MAIL PROCESSING
RECEIVED
MAR 31 2003
WASH. D.C. 181 SECTION

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
U S A

Attention: Filing Clerk

Dear Sir

Re: **Company: Lend Lease Corporation Limited**
File No: 82 - 3498

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
21 March 2003	Announcement to Australian Stock Exchange Change in Substantial Holder Notice under subsection 671B AMP Diversified Property Trust
21 March 2003	Announcement to Australian Stock Exchange Ceasing to be a Substantial Holder Notice under subsection 671B AMP Shopping Centre Trust
21 March 2003	Announcement to Australian Stock Exchange Change in Substantial Holder Notice under subsection 671B Centro Properties Group
21 March 2003	Announcement to Australian Stock Exchange Notice of Initial Substantial Holder under subsection 671B Investa Property Group
21 March 2003	Announcement to Australian Stock Exchange Notice of Initial Substantial Holder under subsection 671B Mirvac Group

Date	Document
21 March 2003	Announcement to Australian Stock Exchange Notice of Initial Substantial Holder under subsection 671B Principal Office Fund
21 March 2003	Announcement to Australian Stock Exchange Notice of Initial Substantial Holder under subsection 671B Westfield Trust

Yours faithfully

S. Sharpe

S J Sharpe
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498


Lend Lease
CORPORATION


SEC MAIL PROCESSING
RECEIVED
MAR 31 2003
WASH. D.C.
SECTION

Lend Lease
Corporation Limited
ACN 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

21 March 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Fourteen (14) pages

Dear Sir

Re: Stock Exchange Announcement
Change in Substantial Holder Notice under subsection 671B

We enclose under subsection 671B Notice of Change in Substantial Holder in AMP Diversified Property Trust.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe
S J Sharpe
CompanySecretary

Attach

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company name/Scheme: AMP Diversified Property Trust
ACN/ARSN:

1. Details of substantial holder (1)

Name: Lend Lease Corporation Limited
ACN/ARSN (if applicable): 000 226 228

There was a change in the interests of the substantial holder on: 20/03/03
The previous notice was given to the company on: 19/09/02
The previous notice was dated: 19/09/02

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Units	28,560,678	5.45%	34,174,635	6.53%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporation Limited and	Level 46, Tower Building, Australia Square
its subsidiaries named in Annexure 1	Sydney NSW 2000

Signature

print name: S J Sharpe　　capacity: Company Secretary

sign here: S. Sharpe　　date: 21/03/2003

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited
Bovis McLachlan Ltd

Project and Construction Management - International

Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lese – Peurto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Yeomans SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Normanno Limited
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
PTLL Development Indonesia
FEBC Pvt Limited
Bovis LL SRL
Bovis Lend Lease Japan, Inc.
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd
Lend Lease Project Management Sdn Bhd
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA De CV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV
Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Lend Lease Central Europe Sp Zoo
Bovis Lend Lease SP
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limitada
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease Projects Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Coverspan Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis LL Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeoman & Partners Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited
Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc.
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LP
Schal Bovis, Inc.
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc.
Lend Lease Actus, LLC
Bovis Construction Corp of Colarado, Inc.
Bovis International, Inc,Delaware
Bovis Lend Lease Holdings, Inc.
Bovis Lend Lease, Inc.
Bovis Lend Lease Interiors, Inc.
Bovis Lend Lease LMB, Inc.
Bovis M-L Holdings Limited
Bovis Venezuela SA
L/M Financial Services, Inc.
M&S Capital, Inc.
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Management Services Pty Ltd
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited
Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
Delfin Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Pty Ltd
Delfin Realty (Qld) Pty Ltd

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - International

Lend Lease Organisation Pte Limited
Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
Lend Lease Bluewater Park Limited (formerly Lend Lease Dundee Investment Limited)
Lend Lease Global Investment plc
Lend Lease Solihull Limited
Lend Lease Dundee Investment Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited
Lend Lease Chelverton Holdings Limited
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Projects Limited
Lend Lease Central Europe SPZoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
Prowswood Companies
San Francisco Cruise Terminal, LLC

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited

Real Estate Investments - International

Lend Lease Asia Water Pty Limited
REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited
Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Retail Investment Espana SL
Lend Lease Shopping Centres SL
Larry Smith & Associates SRL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
Larry Smith Consulting SA
European Retail Services Limited
Overgate Feeder GP Limited
Lend Lease Commercial Espana SL
Overgate GP Limited
Lend Lease Europe Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg Services SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Lend Lease Development Capital Services (formerly Lend Lease Europe GP2 Limited)
Yarmouth Lend Lease Properties, Inc.
Lend Lease (US) Finance, Inc.
Yarmouth Lend Lease Acquisitions, Inc.

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Yarmouth Lend Lease King of Prussia, Inc.
Lend Lease Hotel Holdings, Inc.
Lend Lease (US) Holdings, Inc.
Yarmouth Cheyenne Holdings, Inc.
Lend Lease Investments Holdings, Inc.
Lend Lease (US) Services, Inc.
Lend Lease Real Estate Investments, Inc.
YCPGP, Inc.
YCPGPII, Inc.
Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc.
Lend Lease Agri Business, Inc.
Lend Lease Mortgage Investment, Inc.
Bucephalus GP, Inc.
CapMark Services LP
HFF, LP
HFF - GP Inc.
Pearl Mortgage Inc.
BFG - GP Inc.
Lend Lease Clinton 54 LLO
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLC
LLAM Holding Company
Cordia Senior Living, LLC
LLREA GP, Inc
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc.
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Inc
Lend Lease Japan Portfolio Investments
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea, Inc
Lend Lease Equities de Mexico
Lend Lease de Mexico S A de C,V
AM Services de Personal, S.A
Lend Lease Thailand
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A
Lend Lease Latin American Realty Advisors Limited

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe

S J Sharpe
Company Secretary

ENTITY NAME

Equity Investments

- Martensite Pty Limited
- Lend Lease Custodian Pty Limited
- Orebro Pty Limited

Group Services - Australia

- Lend Lease Singapore Investments Pty Limited
- Lend Lease Corporation Limited
- Lend Lease Finance Limited
- Serenia Pty Limited
- Lend Lease International Pty Limited
- Lend Lease Insurance Limited
- City Centre Development Limited
- Costal Limited
- Lend Lease New Zealand Pty Limited
- Lend Lease Property Securities Management Pty Limited

Group Services - International

- Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 4 pages of Annexure 2 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	Quantity
Holder of Relevant Interest	Registered Holder		Note	
Lend Lease Group	State Street on behalf of **MLC Limited**		B	13,271,154
Lend Lease Group	State Street on behalf of **MLC Lifetime Company**		B	3,232,675
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**		B	8,748,989
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**		B	1,036,142
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**		B	638,348
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**		B	1,633,370
Balance as at 19/09/02				28,560,678
23/09/02	Purchase	219,300	2.58	85,000
23/09/02	Purchase	245,100	2.58	95,000
30/09/02	Purchase	65,260	2.51	26,000
30/09/02	Purchase	112,950	2.51	45,000
30/09/02	Purchase	133,030	2.51	53,000
30/09/02	Purchase	30,120	2.51	12,000
14/10/02	Purchase	63,750	2.55	25,000
14/10/02	Purchase	441,150	2.55	173,000
14/10/02	Purchase	497,250	2.55	195,000
14/10/02	Purchase	22,950	2.55	9,000
17/10/02	Purchase	102,400	2.56	40,000
17/10/02	Purchase	57,005	2.55	22,355
17/10/02	Purchase	550,400	2.56	215,000
17/10/02	Purchase	622,080	2.56	243,000
17/10/02	Purchase	40,960	2.56	16,000
06/11/02	Purchase	80,290	2.59	31,000
07/11/02	Purchase	79,980	2.58	31,000
07/11/02	Purchase	79,980	2.58	31,000
07/11/02	Purchase	90,300	2.58	35,000
07/11/02	Purchase	323,532	2.58	125,400
07/11/02	Purchase	38,553	2.58	14,943
07/11/02	Purchase	20,640	2.58	8,000
08/11/02	Purchase	51,600	2.58	20,000
11/11/02	Purchase	356,040	2.58	138,000
21/11/02	Purchase	(55,927)	2.66	(21,000)

ANNEXURE 2

This is page 2 of 4 pages of Annexure 2 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	Quantity
21/11/02	Purchase	(292,952)	2.66	(110,000)
21/11/02	Purchase	(311,594)	2.66	(117,000)
21/11/02	Purchase	(20,186)	2.69	(7,504)
21/11/02	Purchase	(53,264)	2.66	(20,000)
02/12/02	Purchase	(227,900)	2.65	(86,000)
10/12/02	Purchase	(218,290)	2.63	(83,000)
10/12/02	Purchase	218,290	2.63	83,000
17/12/02	Purchase	785,790	2.62	300,000
19/12/02	Purchase	261,000	2.61	100,000
20/12/02	Purchase	522,000	2.61	200,000
02/01/03	Purchase	273,000	2.60	105,000
15/01/03	Purchase	187,600	2.68	70,000
15/01/03	Purchase	(3,950,017)	2.68	(1,473,887)
15/01/03	Purchase	(4,587,088)	2.68	(1,711,600)
15/01/03	Note 1			(6,278,337)
20/01/03	Purchase	3,943,309	2.68	1,471,384
20/01/03	Purchase	6,648,300	2.68	2,480,709
20/01/03	Purchase	1,598,132	2.68	596,318
20/01/03	Purchase	2,924,282	2.68	1,091,150
28/01/03	Purchase	371,000	2.65	140,000
28/01/03	Purchase	237,600	2.64	90,000
28/01/03	Purchase	343,200	2.64	130,000
05/02/03	Purchase	132,500	2.65	50,000
13/02/03	Purchase	147,630	2.59	57,000
13/02/03	Purchase	(147,630)	2.59	(57,000)
26/02/03	Purchase	11,715,155	2.59	4,523,226
04/03/03	Purchase	119,140	2.59	46,000
04/03/03	Purchase	69,930	2.59	27,000
04/03/03	Purchase	409,220	2.59	158,000
04/03/03	Purchase	290,080	2.59	112,000
04/03/03	Purchase	132,090	2.59	51,000
04/03/03	Purchase	486,920	2.59	188,000
04/03/03	Purchase	46,620	2.59	18,000
05/03/03	Purchase	195,750	2.61	75,000
05/03/03	Purchase	114,840	2.61	44,000
05/03/03	Purchase	871,740	2.61	334,000
05/03/03	Purchase	1,117,080	2.61	428,000
05/03/03	Purchase	1,017,900	2.61	390,000
05/03/03	Purchase	75,690	2.61	29,000
10/03/03	Purchase	364,000	2.60	140,000
12/03/03	Purchase	162,024	2.58	62,800
14/03/03	Purchase	3,499,458	2.59	1,351,142
18/03/03	Purchase	28,380	2.58	11,000
18/03/03	Purchase	25,800	2.58	10,000
18/03/03	Purchase	121,260	2.58	47,000
18/03/03	Purchase	430,860	2.58	167,000
26/02/03	Note 1			(1,351,142)

ANNEXURE 2

This is page 3 of 4 pages of Annexure 2 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	PRICE $	VALUE $	Quantity
18/03/03	Purchase	141,900	2.58	55,000
18/03/03	Purchase	25,800	2.58	10,000
Balance as at 20/03/03 (refer below)				**34,174,635**
Number of units on issue				**523,595,000**
Percentage of issued units held				**6.53%**

Note 1: No longer managed by the Lend Lease Group

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	9,951,588
Lend Lease Group	State Street on behalf of **MLC Lifetime Company**	B	0
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	8,354,457
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	12,163,929
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**	B	0
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	735,291
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	2,969,370
Balance as at 20/03/03			34,174,635

ANNEXURE 2

This is page 4 of 4 pages of Annexure 2 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

NOTES

A In this Annexure:

"Cogent Nominees" means Cogent Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ACN 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ACN 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ACN 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust and the Lend Lease Investment Trust.

"MLC Lifetime Company" means MLC Lifetime Company Limited (ACN 000 000 420) of Level 6, 105-153 Miller Street, North Sydney NSW 2060.

"National Nominees" means National Nominees Limited (ACN 004 278 899), a subsidiary of National Australia Bank Limited (ACN 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ACN 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super Pty Limited" means Woolworths Group Superannuation Scheme Pty Limited (ACN 010 009 832) of Level 5, 540 George Street, Sydney NSW 2000.

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Lifetime Company Limited MLC Pooled Trust MLC MasterKey Unit Trust Lend Lease Investment Trust
Cogent Nominees Pty Limited	WOW Super Pty Limited
National Nominees Limited	Victoria State Superannuation Fund

Company - Lend Lease Corporation Limited
File No 82-3498



Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

21 March 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Thirteen (13) pages

Dear Sir

Re: Stock Exchange Announcement
Ceasing to be a Substantial Holder Notice under subsection 671B

We enclose under subsection 671B Notice of Ceasing to be a Substantial Holder in AMP Shopping Centre Trust.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J Sharpe
Company Secretary

Attach

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To Company name/Scheme AMP Shopping Centre Trust
ACN/ARSN 087 393 397

1. Details of substantial holder (1)

Name Lend Lease Corporation Limited
ACN (if applicable) 000 226 228

The holder ceased to be a substantial holder on 20/03/03
The previous notice was given to the company on 31/01/03
The previous notice was dated 31/01/03

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
Refer	Refer	Refer	Refer	Refer	Refer
Annex 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2	Annexure 2

3. Changes in association

The following persons who have become associates (3) of,ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporation Limited and	Level 46, Tower Building, Australia Square
its subsidiaries named in Annexure 1	Sydney NSW 2000

Signature

print name S J Sharpe capacity Company Secretary

signature S. Sharpe date 21/03/2003

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 21/03/2003.

S. Sharpe
....
S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited
Bovis McLachlan Ltd

Project and Construction Management - International

Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lese – Peurto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Yeomans SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Normanno Limited
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
PTLL Development Indonesia
FEBC Pvt Limited
Bovis LL SRL
Bovis Lend Lease Japan, Inc.
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd
Lend Lease Project Management Sdn Bhd
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA De CV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV
Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Lend Lease Central Europe Sp Zoo
Bovis Lend Lease SP
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limitada
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease Projects Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Coverspan Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis LL Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeoman & Partners Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited
Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc.
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LP
Schal Bovis, Inc.
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc.
Lend Lease Actus, LLC
Bovis Construction Corp of Colarado, Inc.
Bovis International, Inc,Delaware
Bovis Lend Lease Holdings, Inc.
Bovis Lend Lease, Inc.
Bovis Lend Lease Interiors, Inc.
Bovis Lend Lease LMB, Inc.
Bovis M-L Holdings Limited
Bovis Venezuela SA
L/M Financial Services, Inc.
M&S Capital, Inc.
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Management Services Pty Ltd
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited
Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
Delfin Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Pty Ltd
Delfin Realty (Qld) Pty Ltd

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - International

Lend Lease Organisation Pte Limited
Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
Lend Lease Bluewater Park Limited (formerly Lend Lease Dundee Investment Limited)
Lend Lease Global Investment plc
Lend Lease Solihull Limited
Lend Lease Dundee Investment Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited
Lend Lease Chelverton Holdings Limited
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Projects Limited
Lend Lease Central Europe SPZoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
Prowswood Companies
San Francisco Cruise Terminal, LLC

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited

Real Estate Investments - International

Lend Lease Asia Water Pty Limited
REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited
Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Retail Investment Espana SL
Lend Lease Shopping Centres SL
Larry Smith & Associates SRL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
Larry Smith Consulting SA
European Retail Services Limited
Overgate Feeder GP Limited
Lend Lease Commercial Espana SL
Overgate GP Limited
Lend Lease Europe Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg Services SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Lend Lease Development Capital Services (formerly Lend Lease Europe GP2 Limited)
Yarmouth Lend Lease Properties, Inc.
Lend Lease (US) Finance, Inc.
Yarmouth Lend Lease Acquisitions, Inc.

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Yarmouth Lend Lease King of Prussia, Inc.
Lend Lease Hotel Holdings, Inc.
Lend Lease (US) Holdings, Inc.
Yarmouth Cheyenne Holdings, Inc.
Lend Lease Investments Holdings, Inc.
Lend Lease (US) Services, Inc.
Lend Lease Real Estate Investments, Inc.
YCPGP, Inc.
YCPGPII, Inc.
Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc.
Lend Lease Agri Business, Inc.
Lend Lease Mortgage Investment, Inc.
Bucephalus GP, Inc.
CapMark Services LP
HFF, LP
HFF - GP Inc.
Pearl Mortgage Inc.
BFG - GP Inc.
Lend Lease Clinton 54 LLO
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLC
LLAM Holding Company
Cordia Senior Living, LLC
LLREA GP, Inc
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc.
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Inc
Lend Lease Japan Portfolio Investments
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea, Inc
Lend Lease Equities de Mexico
Lend Lease de Mexico S A de C,V
AM Services de Personal, S.A
Lend Lease Thailand
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A
Lend Lease Latin American Realty Advisors Limited

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 605 signed by me and dated 21/03/2003.

.....S. Sharpe.......
S J Sharpe
Company Secretary

ENTITY NAME

Equity Investments
- Martensite Pty Limited
- Lend Lease Custodian Pty Limited
- Orebro Pty Limited

Group Services - Australia
- Lend Lease Singapore Investments Pty Limited
- Lend Lease Corporation Limited
- Lend Lease Finance Limited
- Serenia Pty Limited
- Lend Lease International Pty Limited
- Lend Lease Insurance Limited
- City Centre Development Limited
- Costal Limited
- Lend Lease New Zealand Pty Limited
- Lend Lease Property Securities Management Pty Limited

Group Services - International
- Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 3 pages of Annexure 2 referred to in Form 605 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	11,982,411
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	7,541,897
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	10,331,748
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**	B	1,806,636
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	939,487
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	3,589,539
Balance as at 29/01/03			36,191,718

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
30/01/03	Purchase	67,210	1.43	47,000
30/01/03	Purchase	218,790	1.43	153,000
05/02/03	Purchase	92,160	1.44	64,000
05/02/03	Purchase	383,520	1.41	272,000
05/02/03	Purchase	47,520	1.44	33,000
05/02/03	Purchase	287,640	1.41	204,000
05/02/03	Purchase	231,744	1.42	163,200
05/02/03	Purchase	1,840,050	1.41	1,305,000
05/02/03	Purchase	413,280	1.44	287,000
05/02/03	Purchase	1,287,330	1.41	913,000
05/02/03	Purchase	299,520	1.44	208,000
05/02/03	Purchase	480,960	1.44	334,000
05/02/03	Purchase	2,146,020	1.41	1,522,000
05/02/03	Purchase	117,030	1.41	83,000
05/02/03	Purchase	36,000	1.44	25,000
05/02/03	Purchase	283,410	1.41	201,000
05/02/03	Purchase	70,560	1.44	49,000
13/02/03	Purchase	27,400	1.37	20,000
13/02/03	Purchase	109,600	1.37	80,000
13/02/03	Purchase	131,730	1.37	96,153
13/02/03	Purchase	24,660	1.37	18,000
13/02/03	Purchase	24,660	1.37	18,000
24/02/03	Purchase	130,048	1.44	90,311
24/02/03	Purchase	49,850	1.44	34,618
24/02/03	Purchase	684,926	1.44	475,643

ANNEXURE 2

This is page 2 of 3 pages of Annexure 2 referred to in Form 605 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
24/02/03	Purchase	781,014	1.44	542,371
24/02/03	Purchase	51,996	1.44	36,108
24/02/03	Purchase	99,939	1.44	69,402
26/02/03	Purchase	9,705,513	1.40	6,932,509
26/02/03	Note 1			(2,144,038)
04/03/03	Purchase	629,670	1.39	453,000
04/03/03	Purchase	65,330	1.39	47,000
10/03/03	Purchase	695,000	1.39	500,000
14/03/03	Purchase	95,081	1.37	69,402
14/03/03	Purchase	2,904,489	1.40	2,074,635
18/03/03	Sale	(1,897,600)	1.60	(1,186,000)
18/03/03	Sale	(1,158,400)	1.60	(724,000)
18/03/03	Sale	(8,476,800)	1.60	(5,298,000)
18/03/03	Sale	(12,329,600)	1.60	(7,706,000)
18/03/03	Sale	(10,585,600)	1.60	(6,616,000)
18/03/03	Sale	(752,000)	1.60	(470,000)
Balance as at 20/03/03 (refer below)				**29,468,032**
Number of units on issue				**799,697,000**
Percentage of issued units held				**3.68%**

Note 1: No longer managed by the Lend Lease Group

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	8,560,935
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	10,486,443
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	7,228,391
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**	B	0
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	631,595
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	2,560,668
Balance as at 20/03/03			29,468,032

ANNEXURE 2

This is page 3 of 3 pages of Annexure 2 referred to in Form 605 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

NOTES

A In this Annexure:

"Cogent Nominees" means Cogent Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ABN 32 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ACN 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ACN 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust, the Lend Lease Investment Trust and the MLC Pooled Trust.

"National Nominees" means National Nominees Limited (ACN 004 278 899), a subsidiary of National Australia Bank Limited (ACN 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ACN 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super Pty Limited" means Woolworths Group Superannuation Scheme Pty Limited (ACN 010 009 832) of Level 5, 540 George Street, Sydney NSW 2000.

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Pooled Trust MLC MasterKey Unit Trust Lend Lease Investment Trust
Cogent Nominees Pty Limited	WOW Super Pty Limited
National Nominees Limited	Victoria State Superannuation Fund

Company - Lend Lease Corporation Limited
File No 82-3498




SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2003
WASH. D.C. 181 SECTION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

21 March 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Thirteen (13) pages

Dear Sir

Re: Stock Exchange Announcement – Change in Substantial Holder Notice under subsection 671B

We enclose under subsection 671B Notice of Change in Substantial Holder in Centro Properties Group.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED



S J Sharpe
Company Secretary

Attach

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To Company name/Scheme: Centro Properties Group
ACN/ARSN: 090 931 123

1. Details of substantial holder (1)

Name: Lend Lease Corporation Limited
ACN/ARSN (if applicable): 000 226 228

There was a change in the interests of the substantial holder on: 20/03/03
The previous notice was given to the company on: 17/01/03
The previous notice was dated: 17/01/03

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Units	28,339,157	6.03%	35,002,411	7.28%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2	Refer Annexure 2

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporation Limited and its subsidiaries named in Annexure 1	Level 46, Tower Building, Australia Square Sydney NSW 2000

Signature

print name: S J Sharpe   capacity: Company Secretary

sign here: S. Sharpe   date: 21/03/2003

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited
Bovis McLachlan Ltd

Project and Construction Management - International

Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lese – Peurto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Yeomans SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Normanno Limited
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
PTLL Development Indonesia
FEBC Pvt Limited
Bovis LL SRL
Bovis Lend Lease Japan, Inc.
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd
Lend Lease Project Management Sdn Bhd
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA De CV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe

S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV
Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Lend Lease Central Europe Sp Zoo
Bovis Lend Lease SP
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limitada
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease Projects Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Coverspan Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis LL Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeoman & Partners Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited
Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc.
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LP
Schal Bovis, Inc.
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc.
Lend Lease Actus, LLC
Bovis Construction Corp of Colarado, Inc.
Bovis International, Inc,Delaware
Bovis Lend Lease Holdings, Inc.
Bovis Lend Lease, Inc.
Bovis Lend Lease Interiors, Inc.
Bovis Lend Lease LMB, Inc.
Bovis M-L Holdings Limited
Bovis Venezuela SA
L/M Financial Services, Inc.
M&S Capital, Inc.
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Management Services Pty Ltd
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited
Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
Delfin Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Pty Ltd
Delfin Realty (Qld) Pty Ltd

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - International

Lend Lease Organisation Pte Limited
Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
Lend Lease Bluewater Park Limited (formerly Lend Lease Dundee Investment Limited)
Lend Lease Global Investment plc
Lend Lease Solihull Limited
Lend Lease Dundee Investment Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited
Lend Lease Chelverton Holdings Limited
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Projects Limited
Lend Lease Central Europe SPZoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
Prowswood Companies
San Francisco Cruise Terminal, LLC

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited

Real Estate Investments - International

Lend Lease Asia Water Pty Limited
REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited
Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Retail Investment Espana SL
Lend Lease Shopping Centres SL
Larry Smith & Associates SRL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
Larry Smith Consulting SA
European Retail Services Limited
Overgate Feeder GP Limited
Lend Lease Commercial Espana SL
Overgate GP Limited
Lend Lease Europe Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg Services SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Lend Lease Development Capital Services (formerly Lend Lease Europe GP2 Limited)
Yarmouth Lend Lease Properties, Inc.
Lend Lease (US) Finance, Inc.
Yarmouth Lend Lease Acquisitions, Inc.

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Yarmouth Lend Lease King of Prussia, Inc.
Lend Lease Hotel Holdings, Inc.
Lend Lease (US) Holdings, Inc.
Yarmouth Cheyenne Holdings, Inc.
Lend Lease Investments Holdings, Inc.
Lend Lease (US) Services, Inc.
Lend Lease Real Estate Investments, Inc.
YCPGP, Inc.
YCPGPII, Inc.
Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc.
Lend Lease Agri Business, Inc.
Lend Lease Mortgage Investment, Inc.
Bucephalus GP, Inc.
CapMark Services LP
HFF, LP
HFF - GP Inc.
Pearl Mortgage Inc.
BFG - GP Inc.
Lend Lease Clinton 54 LLO
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLC
LLAM Holding Company
Cordia Senior Living, LLC
LLREA GP, Inc
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc.
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Inc
Lend Lease Japan Portfolio Investments
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea, Inc
Lend Lease Equities de Mexico
Lend Lease de Mexico S A de C,V
AM Services de Personal, S.A
Lend Lease Thailand
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A
Lend Lease Latin American Realty Advisors Limited

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe

S J Sharpe
Company Secretary

ENTITY NAME

Equity Investments
- Martensite Pty Limited
- Lend Lease Custodian Pty Limited
- Orebro Pty Limited

Group Services - Australia
- Lend Lease Singapore Investments Pty Limited
- Lend Lease Corporation Limited
- Lend Lease Finance Limited
- Serenia Pty Limited
- Lend Lease International Pty Limited
- Lend Lease Insurance Limited
- City Centre Development Limited
- Costal Limited
- Lend Lease New Zealand Pty Limited
- Lend Lease Property Securities Management Pty Limited

Group Services - International
- Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 3 pages of Annexure 2 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	9,447,407
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	5,963,121
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	8,168,693
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**	B	1,403,510
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	708,704
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	2,647,722
Balance as at 15/01/03			28,339,157

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
05/02/03	Purchase	657,400	3.80	173,000
13/02/03	Purchase	241,800	3.72	65,000
13/02/03	Sale	(241,800)	3.72	(65,000)
26/02/03	Purchase	17,910,023	3.76	4,763,304
26/02/03	Note 1			(1,403,510)
28/02/03	Purchase	240,846	3.71	64,918
28/02/03	Purchase	72,608	3.71	19,571
28/02/03	Purchase	1,262,832	3.71	340,386
28/02/03	Purchase	1,473,579	3.71	397,191
28/02/03	Purchase	93,900	3.71	25,310
03/03/03	Purchase	79,380	3.78	21,000
03/03/03	Purchase	1,258,740	3.78	333,000
03/03/03	Purchase	502,740	3.78	133,000
03/03/03	Purchase	79,380	3.78	21,000
05/03/03	Purchase	85	3.71	23
05/03/03	Purchase	26	3.71	7
05/03/03	Purchase	441	3.71	119
05/03/03	Purchase	931,918	3.71	251,279
05/03/03	Purchase	516	3.71	139
05/03/03	Purchase	30	3.71	8
10/03/03	Purchase	450,000	3.75	120,000

ANNEXURE 2

This is page 2 of 3 pages of Annexure 2 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
14/03/03	Purchase	5,277,194	3.76	1,403,509
Balance as at 20/03/03 (refer below)				**35,002,411**
Number of units on issue				**480,620,000**
Percentage of issued units held				**7.28%**

Note 1: No longer managed by the Lend Lease Group.

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	10,097,737
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	12,649,213
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	8,509,198
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**	B	0
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	755,022
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	2,991,241
Balance as at 20/03/03			35,002,411

ANNEXURE 2

This is page 3 of 3 pages of Annexure 2 referred to in Form 604 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

NOTES

A In this Annexure:

"Cogent Nominees" means Cogent Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ABN 32 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ACN 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ACN 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust, the Lend Lease Investment Trust and the MLC Pooled Trust.

"National Nominees" means National Nominees Limited (ACN 004 278 899), a subsidiary of National Australia Bank Limited (ACN 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ACN 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super Pty Limited" means Woolworths Group Superannuation Scheme Pty Limited (ACN 010 009 832) of Level 5, 540 George Street, Sydney NSW 2000.

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Pooled Trust MLC MasterKey Unit Trust Lend Lease Investment Trust
Cogent Nominees Pty Limited	WOW Super Pty Limited
National Nominees Limited	Victoria State Superannuation Fund


Lend Lease
CORPORATION


SEC MAIL PROCESSING
RECEIVED
MAR 31 2003
WASH. D.C. 181 SECTION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

21 March 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Thirteen (13) pages

Dear Sir

Re: Stock Exchange Announcement - Initial Substantial Holder Notice

We enclose notice of Initial Substantial Holder in Investa Property Group.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J Sharpe
Company Secretary

Attach

IPG Init (ASX).doc

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Investa Property Group
ACN/ARSN: 088 705 882

1. Details of substantial holder (1)
Name: Lend Lease Corporation Limited
ACN/ARSN (if applicable): 000 226 228

The holder became a substantial holder on 20/03/03

2. Details of voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Units	871,586,000	47,313,908	5.43%

3. Details of relevant interests
The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
See Annexure 2	See Annexure 2	See Annexure 2
Column A	Notes	

4. Details of present registered holders
The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
See Annexure 2	See Annexure 2	See Annexure 2	See Annexure 2
Column A	Column B	Column B	Column C

5. Consideration
The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
See Annexure 3	See Annexure 3	See		See Annexure 3
		Annexure 3		

6. Associates
The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure 2	See Annexure 2
Notes	Notes

7. Addresses
The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporations Limited and	Level 46, Tower Building, Australia Square
its subsidiaries named in Annexure 1	Sydney NSW 2000

Signature

print name S J Sharpe capacity Company Secretary

sign here S. Sharpe date 21/03/2003

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
....
S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited
Bovis McLachlan Ltd

Project and Construction Management - International

Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lese – Peurto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Yeomans SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Normanno Limited
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
PTLL Development Indonesia
FEBC Pvt Limited
Bovis LL SRL
Bovis Lend Lease Japan, Inc.
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd
Lend Lease Project Management Sdn Bhd
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA De CV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.



S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV
Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Lend Lease Central Europe Sp Zoo
Bovis Lend Lease SP
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limitada
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease Projects Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Coverspan Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis LL Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeoman & Partners Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited
Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc.
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LP
Schal Bovis, Inc.
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc.
Lend Lease Actus, LLC
Bovis Construction Corp of Colarado, Inc.
Bovis International, Inc,Delaware
Bovis Lend Lease Holdings, Inc.
Bovis Lend Lease, Inc.
Bovis Lend Lease Interiors, Inc.
Bovis Lend Lease LMB, Inc.
Bovis M-L Holdings Limited
Bovis Venezuela SA
L/M Financial Services, Inc.
M&S Capital, Inc.
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Management Services Pty Ltd
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited
Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
Delfin Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Pty Ltd
Delfin Realty (Qld) Pty Ltd

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - International

Lend Lease Organisation Pte Limited
Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
Lend Lease Bluewater Park Limited (formerly Lend Lease Dundee Investment Limited)
Lend Lease Global Investment plc
Lend Lease Solihull Limited
Lend Lease Dundee Investment Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited
Lend Lease Chelverton Holdings Limited
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Projects Limited
Lend Lease Central Europe SPZoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
Prowswood Companies
San Francisco Cruise Terminal, LLC

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited

Real Estate Investments - International

Lend Lease Asia Water Pty Limited
REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited
Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Retail Investment Espana SL
Lend Lease Shopping Centres SL
Larry Smith & Associates SRL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
Larry Smith Consulting SA
European Retail Services Limited
Overgate Feeder GP Limited
Lend Lease Commercial Espana SL
Overgate GP Limited
Lend Lease Europe Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg Services SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Lend Lease Development Capital Services (formerly Lend Lease Europe GP2 Limited)
Yarmouth Lend Lease Properties, Inc.
Lend Lease (US) Finance, Inc.
Yarmouth Lend Lease Acquisitions, Inc.

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Yarmouth Lend Lease King of Prussia, Inc.
Lend Lease Hotel Holdings, Inc.
Lend Lease (US) Holdings, Inc.
Yarmouth Cheyenne Holdings, Inc.
Lend Lease Investments Holdings, Inc.
Lend Lease (US) Services, Inc.
Lend Lease Real Estate Investments, Inc.
YCPGP, Inc.
YCPGPII, Inc.
Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc.
Lend Lease Agri Business, Inc.
Lend Lease Mortgage Investment, Inc.
Bucephalus GP, Inc.
CapMark Services LP
HFF, LP
HFF - GP Inc.
Pearl Mortgage Inc.
BFG - GP Inc.
Lend Lease Clinton 54 LLO
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLC
LLAM Holding Company
Cordia Senior Living, LLC
LLREA GP, Inc
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc.
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Inc
Lend Lease Japan Portfolio Investments
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea, Inc
Lend Lease Equities de Mexico
Lend Lease de Mexico S A de C,V
AM Services de Personal, S.A
Lend Lease Thailand
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A
Lend Lease Latin American Realty Advisors Limited

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Equity Investments
- Martensite Pty Limited
- Lend Lease Custodian Pty Limited
- Orebro Pty Limited

Group Services - Australia
- Lend Lease Singapore Investments Pty Limited
- Lend Lease Corporation Limited
- Lend Lease Finance Limited
- Serenia Pty Limited
- Lend Lease International Pty Limited
- Lend Lease Insurance Limited
- City Centre Development Limited
- Costal Limited
- Lend Lease New Zealand Pty Limited
- Lend Lease Property Securities Management Pty Limited

Group Services - International
- Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 3 pages of Annexure 2 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	12,980,032
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	8,192,885
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	11,223,175
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**	B	1,766,723
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	998,492
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	3,616,963
Balance as at 15/01/03			38,778,270

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
28/01/03	Purchase	182,750	2.15	85,000
28/01/03	Purchase	32,250	2.15	15,000
05/02/03	Purchase	105,500	2.11	50,000
05/02/03	Purchase	683,640	2.11	324,000
05/02/03	Purchase	1,065,550	2.11	505,000
05/02/03	Purchase	54,860	2.11	26,000
05/02/03	Purchase	590,800	2.11	280,000
05/02/03	Purchase	1,396,820	2.11	662,000
05/02/03	Purchase	533,830	2.11	253,000
13/02/03	Purchase	204,000	2.04	100,000
13/02/03	Sale	(204,000)	2.04	(100,000)
13/02/03	Sale	(408,000)	2.04	(200,000)
24/02/03	Purchase	100,500	2.10	47,857
24/02/03	Purchase	43,873	2.10	20,892
24/02/03	Purchase	437,703	2.10	208,430
24/02/03	Purchase	39,526	2.10	18,822
24/02/03	Purchase	319,521	2.10	152,153
24/02/03	Purchase	506,220	2.10	241,057
24/02/03	Purchase	68,901	2.10	32,810
26/02/03	Purchase	13,619,807	2.07	6,579,617
26/02/03	Note 1			(2,052,533)
11/03/03	Sale	(235,796)	2.05	(115,000)
11/03/03	Sale	(123,024)	2.05	(60,000)
11/03/03	Sale	(988,293)	2.05	(482,000)
11/03/03	Sale	(123,024)	2.05	(60,000)

ANNEXURE 2

This is page 2 of 3 pages of Annexure 2 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
11/03/03	Sale	(395,727)	2.05	(193,000)
11/03/03	Sale	(729,942)	2.05	(356,000)
12/03/03	Purchase	60,600	2.02	30,000
12/03/03	Purchase	40,400	2.02	20,000
12/03/03	Purchase	252,500	2.02	125,000
12/03/03	Purchase	30,300	2.02	15,000
12/03/03	Purchase	313,100	2.02	155,000
12/03/03	Purchase	313,100	2.02	155,000
14/03/03	Purchase	4,248,743	2.07	2,052,533
Balance as at 20/03/03 (refer below)				**47,313,908**
Number of units on issue				**871,586,000**
Percentage of issued units held				**5.43%**

Note 1: No longer managed by the Lend Lease Group

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	13,682,089
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	16,919,188
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	11,579,605
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**	B	0
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	1,013,314
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	4,119,712
Balance as at 20/03/03			47,313,908

ANNEXURE 2

This is page 3 of 3 pages of Annexure 2 referred to in Form 603 signed by me and dated 21/03/2003.



S J Sharpe
Company Secretary

NOTES

A In this Annexure:

"Cogent Nominees" means Cogent Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ABN 32 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ACN 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ACN 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust, the Lend Lease Investment Trust and the MLC Pooled Trust.

"National Nominees" means National Nominees Limited (ACN 004 278 899), a subsidiary of National Australia Bank Limited (ACN 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ACN 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super Pty Limited" means Woolworths Group Superannuation Scheme Pty Limited (ACN 010 009 832) of Level 5, 540 George Street, Sydney NSW 2000.

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Pooled Trust MLC MasterKey Unit Trust Lend Lease Investment Trust
Cogent Nominees Pty Limited	WOW Super Pty Limited
National Nominees Limited	Victoria State Superannuation Fund

Company - Lend Lease Corporation Limited
File No 82-3498


Lend Lease
CORPORATION


SEC MAIL PROCESSING
RECEIVED
MAR 31 2003
WASH. D.C. 181 SECTION

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
61 2 9236 6111
Facsimile
61 2 9252 2192
DX 10230 SSE

21 March 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Thirteen (13) pages

Dear Sir

Re: Stock Exchange Announcement - Initial Substantial Holder Notice

We enclose notice of Initial Substantial Holder in Mirvac Group.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J Sharpe
Company Secretary

Attach

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Mirvac Group
ACN/ARSN:

1. Details of substantial holder (1)
Name: Lend Lease Corporation Limited
ACN/ARSN (if applicable): 000 226 228

The holder became a substantial holder on 20/03/03

2. Details of voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Units	673,357,000	35,733,844	5.31%

3. Details of relevant interests
The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
See Annexure 2	See Annexure 2	See Annexure 2
Column A	Notes	

4. Details of present registered holders
The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
See Annexure 2	See Annexure 2	See Annexure 2	See Annexure 2
Column A	Column B	Column B	Column C

5. Consideration
The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
See Annexure 3	See Annexure 3	See		See Annexure 3
		Annexure 3		

6. Associates
The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure 2	See Annexure 2
Notes	Notes

7. Addresses
The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporations Limited and	Level 46, Tower Building, Australia Square
its subsidiaries named in Annexure 1	Sydney NSW 2000

Signature

print name S J Sharpe capacity Company Secretary

sign here S. Sharpe date 21/03/2003

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited
Bovis McLachlan Ltd

Project and Construction Management - International

Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lese – Peurto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Yeomans SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Normanno Limited
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
PTLL Development Indonesia
FEBC Pvt Limited
Bovis LL SRL
Bovis Lend Lease Japan, Inc.
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd
Lend Lease Project Management Sdn Bhd
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA De CV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV
Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Lend Lease Central Europe Sp Zoo
Bovis Lend Lease SP
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limitada
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease Projects Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Coverspan Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis LL Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeoman & Partners Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited
Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc.
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LP
Schal Bovis, Inc.
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc.
Lend Lease Actus, LLC
Bovis Construction Corp of Colarado, Inc.
Bovis International, Inc,Delaware
Bovis Lend Lease Holdings, Inc.
Bovis Lend Lease, Inc.
Bovis Lend Lease Interiors, Inc.
Bovis Lend Lease LMB, Inc.
Bovis M-L Holdings Limited
Bovis Venezuela SA
L/M Financial Services, Inc.
M&S Capital, Inc.
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Management Services Pty Ltd
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited
Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
Delfin Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Pty Ltd
Delfin Realty (Qld) Pty Ltd

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - International

Lend Lease Organisation Pte Limited
Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
Lend Lease Bluewater Park Limited (formerly Lend Lease Dundee Investment Limited)
Lend Lease Global Investment plc
Lend Lease Solihull Limited
Lend Lease Dundee Investment Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited
Lend Lease Chelverton Holdings Limited
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Projects Limited
Lend Lease Central Europe SPZoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
Prowswood Companies
San Francisco Cruise Terminal, LLC

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited

Real Estate Investments - International

Lend Lease Asia Water Pty Limited
REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited
Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Retail Investment Espana SL
Lend Lease Shopping Centres SL
Larry Smith & Associates SRL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
Larry Smith Consulting SA
European Retail Services Limited
Overgate Feeder GP Limited
Lend Lease Commercial Espana SL
Overgate GP Limited
Lend Lease Europe Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg Services SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Lend Lease Development Capital Services (formerly Lend Lease Europe GP2 Limited)
Yarmouth Lend Lease Properties, Inc.
Lend Lease (US) Finance, Inc.
Yarmouth Lend Lease Acquisitions, Inc.

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Yarmouth Lend Lease King of Prussia, Inc.
Lend Lease Hotel Holdings, Inc.
Lend Lease (US) Holdings, Inc.
Yarmouth Cheyenne Holdings, Inc.
Lend Lease Investments Holdings, Inc.
Lend Lease (US) Services, Inc.
Lend Lease Real Estate Investments, Inc.
YCPGP, Inc.
YCPGPII, Inc.
Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc.
Lend Lease Agri Business, Inc.
Lend Lease Mortgage Investment, Inc.
Bucephalus GP, Inc.
CapMark Services LP
HFF, LP
HFF - GP Inc.
Pearl Mortgage Inc.
BFG - GP Inc.
Lend Lease Clinton 54 LLO
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLC
LLAM Holding Company
Cordia Senior Living, LLC
LLREA GP, Inc
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc.
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Inc
Lend Lease Japan Portfolio Investments
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea, Inc
Lend Lease Equities de Mexico
Lend Lease de Mexico S A de C,V
AM Services de Personal, S.A
Lend Lease Thailand
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A
Lend Lease Latin American Realty Advisors Limited

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe

S J Sharpe
Company Secretary

ENTITY NAME

Equity Investments
- Martensite Pty Limited
- Lend Lease Custodian Pty Limited
- Orebro Pty Limited

Group Services - Australia
- Lend Lease Singapore Investments Pty Limited
- Lend Lease Corporation Limited
- Lend Lease Finance Limited
- Serenia Pty Limited
- Lend Lease International Pty Limited
- Lend Lease Insurance Limited
- City Centre Development Limited
- Costal Limited
- Lend Lease New Zealand Pty Limited
- Lend Lease Property Securities Management Pty Limited

Group Services - International
- Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 3 pages of Annexure 2 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	9,926,949
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	6,265,806
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	8,583,329
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**	B	1,506,789
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	762,116
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	2,811,045
Balance as at 15/01/03			29,856,034

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
20/01/03	Sale	(183,480)	4.17	(44,000)
20/01/03	Sale	(517,080)	4.17	(124,000)
20/01/03	Sale	(95,910)	4.17	(23,000)
20/01/03	Sale	(696,390)	4.17	(167,000)
20/01/03	Sale	(375,300)	4.17	(90,000)
20/01/03	Sale	(216,840)	4.17	(52,000)
28/01/03	Purchase	205,500	4.11	50,000
30/01/03	Sale	(373,500)	4.15	(90,000)
30/01/03	Sale	(1,539,650)	4.15	(371,000)
30/01/03	Sale	(132,800)	4.15	(32,000)
30/01/03	Sale	(1,112,200)	4.15	(268,000)
30/01/03	Sale	(1,763,750)	4.15	(425,000)
30/01/03	Sale	(265,600)	4.15	(64,000)
04/02/03	Purchase	689	4.05	170
04/02/03	Purchase	2,070	4.05	511
04/02/03	Purchase	2,074	4.05	512
04/02/03	Purchase	1,345	4.05	332
04/02/03	Purchase	2,070	4.05	511
13/02/03	Purchase	651,240	4.02	162,000
13/02/03	Purchase	932,640	4.02	232,000
13/02/03	Purchase	2,894,400	4.02	720,000
13/02/03	Purchase	253,260	4.02	63,000
13/02/03	Purchase	1,443,180	4.02	359,000
13/02/03	Purchase	3,376,800	4.02	840,000
13/02/03	Purchase	498,480	4.02	124,000

ANNEXURE 2

This is page 2 of 3 pages of Annexure 2 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
14/02/03	Purchase	2,524	4.05	623
26/02/03	Purchase	20,501,546	4.04	5,074,640
26/02/03	Note 1			(1,515,300)
10/03/03	Purchase	2,070	4.05	511
14/03/03	Purchase	6,121,812	4.04	1,515,300
Balance as at 20/03/03 (refer below)				**35,733,844**
Number of units on issue				**673,357,000**
Percentage of issued units held				**5.31%**

Note 1: No longer managed by the Lend Lease Group

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	10,252,281
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	12,780,369
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	8,808,840
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**	B	0
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	770,628
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	3,121,726
Balance as at 20/03/03			35,733,844

ANNEXURE 2

This is page 3 of 3 pages of Annexure 2 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

NOTES

A In this Annexure:

"Cogent Nominees" means Cogent Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ABN 32 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ACN 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ACN 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust, the Lend Lease Investment Trust and the MLC Pooled Trust.

"National Nominees" means National Nominees Limited (ACN 004 278 899), a subsidiary of National Australia Bank Limited (ACN 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ACN 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super Pty Limited" means Woolworths Group Superannuation Scheme Pty Limited (ACN 010 009 832) of Level 5, 540 George Street, Sydney NSW 2000.

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Pooled Trust MLC MasterKey Unit Trust Lend Lease Investment Trust
Cogent Nominees Pty Limited	WOW Super Pty Limited
National Nominees Limited	Victoria State Superannuation Fund

Company - Lend Lease Corporation Limited
File No 82-3498




SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2003
WASH. D.C.
181
SECTION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

21 March 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Thirteen (13) pages

Dear Sir

Re: Stock Exchange Announcement - Initial Substantial Holder Notice

We enclose notice of Initial Substantial Holder in Principal Office Fund.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J Sharpe
Company Secretary

Attach

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Principal Office Fund
ACN/ARSN: 092 874 087

1. Details of substantial holder (1)
Name: Lend Lease Corporation Limited
ACN/ARSN (if applicable): 000 226 228

The holder became a substantial holder on 20/03/03

2. Details of voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Units	932,584,000	47,496,200	5.09%

3. Details of relevant interests
The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
See Annexure 2	See Annexure 2	See Annexure 2
Column A	Notes	

4. Details of present registered holders
The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
See Annexure 2	See Annexure 2	See Annexure 2	See Annexure 2
Column A	Column B	Column B	Column C

5. Consideration
The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
See Annexure 3	See Annexure 3	See		See Annexure 3
		Annexure 3		

6. Associates
The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure 2	See Annexure 2
Notes	Notes

7. Addresses
The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporations Limited and	Level 46, Tower Building, Australia Square
its subsidiaries named in Annexure 1	Sydney NSW 2000

Signature

print name S J Sharpe capacity Company Secretary

sign here S. Sharpe date 21/03/2003

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited
Bovis McLachlan Ltd

Project and Construction Management - International

Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lese – Peurto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Yeomans SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Normanno Limited
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
PTLL Development Indonesia
FEBC Pvt Limited
Bovis LL SRL
Bovis Lend Lease Japan, Inc.
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd
Lend Lease Project Management Sdn Bhd
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA De CV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV
Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Lend Lease Central Europe Sp Zoo
Bovis Lend Lease SP
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limitada
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease Projects Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Coverspan Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis LL Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeoman & Partners Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited
Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc.
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LP
Schal Bovis, Inc.
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc.
Lend Lease Actus, LLC
Bovis Construction Corp of Colarado, Inc.
Bovis International, Inc,Delaware
Bovis Lend Lease Holdings, Inc.
Bovis Lend Lease, Inc.
Bovis Lend Lease Interiors, Inc.
Bovis Lend Lease LMB, Inc.
Bovis M-L Holdings Limited
Bovis Venezuela SA
L/M Financial Services, Inc.
M&S Capital, Inc.
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Management Services Pty Ltd
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited
Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
Delfin Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Pty Ltd
Delfin Realty (Qld) Pty Ltd

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe

S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - International

Lend Lease Organisation Pte Limited
Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
Lend Lease Bluewater Park Limited (formerly Lend Lease Dundee Investment Limited)
Lend Lease Global Investment plc
Lend Lease Solihull Limited
Lend Lease Dundee Investment Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited
Lend Lease Chelverton Holdings Limited
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Projects Limited
Lend Lease Central Europe SPZoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
Prowswood Companies
San Francisco Cruise Terminal, LLC

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe

S J Sharpe
Company Secretary

ENTITY NAME

DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited

Real Estate Investments - International

Lend Lease Asia Water Pty Limited
REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited
Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Retail Investment Espana SL
Lend Lease Shopping Centres SL
Larry Smith & Associates SRL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
Larry Smith Consulting SA
European Retail Services Limited
Overgate Feeder GP Limited
Lend Lease Commercial Espana SL
Overgate GP Limited
Lend Lease Europe Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg Services SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Lend Lease Development Capital Services (formerly Lend Lease Europe GP2 Limited)
Yarmouth Lend Lease Properties, Inc.
Lend Lease (US) Finance, Inc.
Yarmouth Lend Lease Acquisitions, Inc.

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Yarmouth Lend Lease King of Prussia, Inc.
Lend Lease Hotel Holdings, Inc.
Lend Lease (US) Holdings, Inc.
Yarmouth Cheyenne Holdings, Inc.
Lend Lease Investments Holdings, Inc.
Lend Lease (US) Services, Inc.
Lend Lease Real Estate Investments, Inc.
YCPGP, Inc.
YCPGPII, Inc.
Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc.
Lend Lease Agri Business, Inc.
Lend Lease Mortgage Investment, Inc.
Bucephalus GP, Inc.
CapMark Services LP
HFF, LP
HFF - GP Inc.
Pearl Mortgage Inc.
BFG - GP Inc.
Lend Lease Clinton 54 LLO
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLC
LLAM Holding Company
Cordia Senior Living, LLC
LLREA GP, Inc
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc.
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Inc
Lend Lease Japan Portfolio Investments
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea, Inc
Lend Lease Equities de Mexico
Lend Lease de Mexico S A de C,V
AM Services de Personal, S.A
Lend Lease Thailand
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A
Lend Lease Latin American Realty Advisors Limited

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Equity Investments
Martensite Pty Limited
Lend Lease Custodian Pty Limited
Orebro Pty Limited

Group Services - Australia
Lend Lease Singapore Investments Pty Limited
Lend Lease Corporation Limited
Lend Lease Finance Limited
Serenia Pty Limited
Lend Lease International Pty Limited
Lend Lease Insurance Limited
City Centre Development Limited
Costal Limited
Lend Lease New Zealand Pty Limited
Lend Lease Property Securities Management Pty Limited

Group Services - International
Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 3 pages of Annexure 2 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	13,576,930
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	8,569,641
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	11,739,283
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**	B	2,017,117
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	1,020,149
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	3,116,798
Balance as at 15/01/03			40,039,918

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
28/01/03	Purchase	424,137	1.45	292,508
29/01/03	Purchase	83,363	1.45	57,492
06/02/03	Purchase	77,550	1.41	55,000
13/02/03	Purchase	437,850	1.39	315,000
13/02/03	Sale	(437,850)	1.39	(315,000)
19/02/03	Purchase	451,260	1.38	327,000
19/02/03	Purchase	270,474	1.38	195,996
26/02/03	Purchase	9,036,635	1.38	6,548,286
26/02/03	Note 1			(2,017,117)
11/03/03	Sale	(27,400)	1.37	(20,000)
14/03/03	Purchase	2,783,621	1.38	2,017,117
Balance as at 20/03/03 (refer below)				**47,496,200**
Number of units on issue				**932,584,000**
Percentage of issued units held				**5.09%**

Note 1: No longer managed by the Lend Lease Group.

ANNEXURE 2

This is page 2 of 3 pages of Annexure 2 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	13,772,926
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	16,820,044
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	11,719,283
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**	B	0
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	1,020,149
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	4,163,798
Balance as at 20/03/03			47,496,200

NOTES

A In this Annexure:

"Cogent Nominees" means Cogent Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ABN 32 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ACN 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ACN 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust, the Lend Lease Investment Trust and the MLC Pooled Trust.

"National Nominees" means National Nominees Limited (ACN 004 278 899), a subsidiary of National Australia Bank Limited (ACN 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ACN 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super Pty Limited" means Woolworths Group Superannuation Scheme Pty Limited (ACN 010 009 832) of Level 5, 540 George Street, Sydney NSW 2000.

ANNEXURE 2

This is page 3 of 3 pages of Annexure 2 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Pooled Trust MLC MasterKey Unit Trust Lend Lease Investment Trust
Cogent Nominees Pty Limited	WOW Super Pty Limited
National Nominees Limited	Victoria State Superannuation Fund

Company - Lend Lease Corporation Limited
File No 82-3498



Lend Lease
CORPORATION



SEC MAIL PROCESSING
RECEIVED
MAR 3 1 2003
WASH. D.C. 181 SECTION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

21 March 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Fourteen (14) pages

Dear Sir

Re: Stock Exchange Announcement
Notice of Initial Substantial Holder under subsection 671B

We enclose under subsection 671B Notice of Initial Substantial Holder in Westfield Trust.

This notice is given by Lend Lease Corporation Limited and each of its subsidiaries named in Annexure 1 to this notice.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe
S J Sharpe
Company Secretary

Attach

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: Westfield Trust
ACN/ARSN: 090 849 746

1. Details of substantial holder (1)
Name: Lend Lease Corporation Limited
ACN/ARSN (if applicable): 000 226 228

The holder became a substantial holder on 20/03/03

2. Details of voting power
The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Persons' votes (5)	Voting power (6)
Units	2,095,417,000	111,068,708	5.30%

3. Details of relevant interests
The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
See Annexure 2	See Annexure 2	See Annexure 2
Column A	Notes	

4. Details of present registered holders
The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
See Annexure 2	See Annexure 2	See Annexure 2	See Annexure 2
Column A	Column B	Column B	Column C

5. Consideration
The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
See Annexure 3	See Annexure 3	See		See Annexure 3
		Annexure 3		

6. Associates
The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure 2	See Annexure 2
Notes	Notes

7. Addresses
The addresses of persons named in this form are as follows:

Name	Address
Lend Lease Corporations Limited and	Level 46, Tower Building, Australia Square
its subsidiaries named in Annexure 1	Sydney NSW 2000

Signature

print name S J Sharpe capacity Company Secretary

sign here S. Sharpe date 21/03/2003

ANNEXURE 1

This is page 1 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Project and Construction Management - Australia

Bovis Lend Lease Pty Limited
Bovis McLachlan Pty Limited
Bovis TPC Pty Limited
Lend Lease (Taiwan) Pty Limited
Bovis McLachlan Ltd

Project and Construction Management - International

Bovis Lend Lease SA
Bovis Lend Lease Inc
BCM Gerenciamento, Engenharia e Construcao Ltds
Crystal Engineering Ltd Co of Shanghai
Bovis Lend Lease Project Consulting (Shanghai) Co Limited
Bovis Lend Lease SA (Chile)
Bovis Lend Lease (Costa Rica) SA
Bovis Lend Lese – Peurto Rico, S.E.
Bovis Lend Lease a.s.
Bovis Egypt SAE
Bovis Lend Lease SA
Yeomans SA
Bovis Lend Lease SA
Lehrer McGovern Bovis SARL
Bovis Lend Lease Holdings Gmbh
Bovis Lend Lease I'RW AG
Haremead GmbH
Bovis Lend Lease Microelectronics GmbH
Bovis Lend Lease Bau Gmbh
Bovis Lend Lease General Construction Limited Liability Co
Bovis Lend Lease Limited
Bovis Lend Lease China (HK) Limited
Normanno Limited
Bovis Lend Lease Menoki Tanacsado KFT
Bovis Lend Lease PVT Limited
PT Lend Lease Graha Indonesia
PTLL Development Indonesia
FEBC Pvt Limited
Bovis LL SRL
Bovis Lend Lease Japan, Inc.
I'RW AG Beratende Ingenieure Italien GmbH
Bovis Lend Lease Sdn Bhd
Lend Lease Project Management Sdn Bhd
Bovis Malaysia Sdn Bhd
Lehrer McGovern Malaysia Sdn Bhd
WTW Bovis Sdn Bhd
Impro Intelligent Building Services Sdn Bhd
Bovis Lend Lease SA De CV

ANNEXURE 1

This is page 2 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe

S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Services SA de CV
Bovis Lend Lease Microelectronics Group BV
Crystal Consulting Engineers BV
Bovis Lend Lease Overseas Holding BV
Bovis Lend Lease BV
Bovis Lend Lease Microelectronic Holdings BV
Lend Lease Central Europe Sp Zoo
Bovis Lend Lease SP
Bovis Lend Lease Portugal Gestao De Projectos E Obras Limitada
Bovis Lend Lease (Pty) Limited
Bovis Construction Management (Pty) Limited
Bovis Lend Lease sro
WTW Consultant Pte Limited
Bovis Lend Lease Pte Limited
Bovis Lend Lease Projects Pte Limited
Bovis Lend Lease AG
Crystal Engineering Asia Limited
Bovis Development Consultants
Bovis (Thailand) Limited
Bovis Development Corporation Limited
Lend Lease Project Management (Thailand) Limited
Lend Lease (Thailand) Limited
Bovis Lend Lease Insaat Ve Proje Yonetimi Limited Sirketi (formerly Bovis Insaat Tiscaret Limited)
Bovis Lend Lease Pharmaceutical Limited
Bovis Lend Lease (Scotland) Limited (formerly Bovis Construction (Scotland) Limited
Bovis Lend Lease Limited
Ashby & Horner London Limited
Bovis Construction Limited
Bovis Construction (North Western) Limited
Lend Lease Projects Limited
Lend Lease FAB Technologies Limited
Lend Lease Cell FAB Limited
Bovis Lend Lease Microelectronics Limited
Ashby & Horner Joinery & Interiors Limited
Bovis Coverspan Limited
Bovis Engineering Limited
Bovis Ireland Limited
Bovis Lend Lease Holdings Limited
Bovis Lend Lease International Limited
Bovis LL Overseas Services Limited
Bovis Urban Renewal Limited
Construction Engineering Management Limited
John Lelliott Construction Limited
John Lelliott Group plc
Vanguard Enterprises Limited
Yeoman & Partners Limited

ANNEXURE 1

This is page 3 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Bovis Lend Lease Overseas Holdings Limited
Bovis Tanvec Group Limited
Elstead Properties Limited
Tanshire Limited
WT Integrated Systems Limited
Bovis Lend Lease Pharmaceutical Limited (formerly Bovis Tanvec Limited)
Pharmaceutical Engineering and Design Limited
Haremead Limited
Tanvec Limited
Bovis Lend Lease Group Limited
Bovis Europe Limited
Bovis Lelliot Limited
Bovis UK Pension Trustee Limited
Crowngap Construction Limited
Lehrer McGovern Bovis International Limited
Lehrer McGovern International Limited
Wyseplant Limited
Lend Lease Projects, Inc.
Catalyst Healthcare Management Ltd
Bovis Lend Lease Investment Ltd
Bovis Ireland Limited
W.R. Adams Inc
Bovis Lend Lease Interiors, Inc
Bovis Lend Lease LP
Schal Bovis, Inc.
Bovis International Inc – New York
Department of General Services (83rd St Precinct)
Parcel 10 West Contractors LLC
Crystal FAB Technology of America, Inc.
Lend Lease Actus, LLC
Bovis Construction Corp of Colarado, Inc.
Bovis International, Inc,Delaware
Bovis Lend Lease Holdings, Inc.
Bovis Lend Lease, Inc.
Bovis Lend Lease Interiors, Inc.
Bovis Lend Lease LMB, Inc.
Bovis M-L Holdings Limited
Bovis Venezuela SA
L/M Financial Services, Inc.
M&S Capital, Inc.
Bovis Lend Lease Microelectronics (formerly Project Consultants, Inc),
Tennessee Stadium Group Partnership

ANNEXURE 1

This is page 4 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - Australia

Lend Lease Development Pty Limited
Jacksons Landing Realty Pty Limited
Lend Lease Darling Park One Pty Limited
LLD Precinct 2 Pty Limited
LLD Sales (North Lakes) Pty Limited
LLD Marketing (North Lakes) Pty Limited
LLD Projects (North Lakes) Pty Limited
Lend Lease Moore Park Pty Limited
Lend Lease Moore Park Management Pty Limited
Management Services Pty Ltd
Playbill Venue Management Pty Limited
Lend Lease Residential Pty Limited
Sherwood Hills Pty Limited
Lend Lease Estates Pty Limited
Lend Lease Shopping Centre Development Pty Limited
Swadlincote Pty Limited
Polenta Pty Limited
Delfin Limited
Delfin Berwick Pty Ltd
Delfin Caroline Springs Pty Ltd
Delfin Chase Pty Ltd
Delfin Constructions Pty Ltd
Delfin Craigieburn Pty
Delfin Forest Lake Pty Ltd
Delfin Forest Lake Village Pty Ltd
Delfin GC Pty Ltd
Delfin Greystanes Pty Ltd
Delfin Holroyd Pty Ltd
Delfin Management Services Pty Ltd
Delfin Mawson Lakes Pty Ltd
Delfin Pakenham Pty Ltd
Delfin Realty
Delfin Retirement Living Pty Ltd
Delfin Springfield Pty Ltd
Delfin Townsville Pty Ltd
Ivyville Pty Ltd
Forest Lake Management Pty Ltd
Delfin Realty (Qld) Pty Ltd

ANNEXURE 1

This is page 5 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Integrated Development Business - International

Lend Lease Organisation Pte Limited
Admiralty Industrial Park Pte Limited
Lend Lease Investments Pte Limited
PT Lend Lease Development Indonesia
Lend Lease Europe Holdings Limited
Lend Lease Europe Limited
Chapelfield GP Limited
Blueco Limited
Lend Lease Europe Finance plc
Fareham Retail Partnership (Market Quay) Limited
Lend Lease Bluewater Park Limited (formerly Lend Lease Dundee Investment Limited)
Lend Lease Global Investment plc
Lend Lease Solihull Limited
Lend Lease Dundee Investment Limited
LL Chelv UK Limited
Clacton Centre Limited
Lend Lease Fareham (Market Quay) Limited
Lend Lease Chelverton Holdings Limited
Civic Shopping Centres Limited
Lend Lease (UK) Management Services Limited
Lend Lease Norwich Limited
Lend Lease Projects Limited
Lend Lease Central Europe SPZoo
Lend Lease Espana S.A.
Lend Lease Belvedere Limited
Meridian Delta Limited
Lend Lease Development (US) Inc
Prowswood Companies
San Francisco Cruise Terminal, LLC

Real Estate Investments - Australia

Lend Lease Management (NSW) Pty Limited
Lend Lease Real Estate Investment Limited
GPT Management Limited
Lend Lease Property Management (Australia) Limited
Lend Lease CBD Projects Pty Limited
Lend Lease Property Management Pty Limited
Lend Lease USOT Management Limited
Lend Lease Capital Services Limited
LLSP Pty Limited
Roma Street Operations Pty Limited
Growth Equities Mutual Property Management Pty Limited
Growth Equities Services Pty Limited
Growth Equities Services Trust
DPT Operator Pty Limited

ANNEXURE 1

This is page 6 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

DPPT Operator Pty Limited
Lend Lease Asia Investments Pty Limited
Lend lease Securities and Investment Pty Ltd
Homemaker Property Management Pty Ltd
Homemaker Retail Management Limited

Real Estate Investments - International

Lend Lease Asia Water Pty Limited
REIS (NZ) Limited
REIS Holdings (NZ) Limited
Lend Lease Property Management (Singapore) Pte Limited
Lend Lease Real Estate Investment Services Asia Pte Limited
Lend Lease Asia Holdings Pte Limited
Vita Lend Lease Limited
Lend Lease US Investments Limited
Lend Lease Real Estate Investment Services Limited
Lend Lease Real Estate Investments Limited
Lend Lease Europe GP Limited
Bluewater Lend Lease Limited
Lend Lease Houlihan Rovers SA
Lend Lease Latin American Realty Advisors Limited
Lend Lease Retail Investment Espana SL
Lend Lease Shopping Centres SL
Larry Smith & Associates SRL
Lend Lease Global Real Estate Advisors
LL Espana 1 BV
LL Espana 3 BV
Larry Smith & Durco SA (Portugal)
Larry Smith Consulting SA
European Retail Services Limited
Overgate Feeder GP Limited
Lend Lease Commercial Espana SL
Overgate GP Limited
Lend Lease Europe Retail Investments Limited
Lend Lease Continental Holdings Limited
Chapelfield LP Limited
Larry Smith & Durco S.A. (Spain)
Lend Lease (No 1) Limited
Lend Lease Luxembourg Services SARL
Lend Lease (No. 3) Limited
Lend Lease (No. 4) Limited
Meridian Delta Dome Limited
Lend Lease Development Capital Services (formerly Lend Lease Europe GP2 Limited)
Yarmouth Lend Lease Properties, Inc.
Lend Lease (US) Finance, Inc.
Yarmouth Lend Lease Acquisitions, Inc.

ANNEXURE 1

This is page 7 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Yarmouth Lend Lease King of Prussia, Inc.
Lend Lease Hotel Holdings, Inc.
Lend Lease (US) Holdings, Inc.
Yarmouth Cheyenne Holdings, Inc.
Lend Lease Investments Holdings, Inc.
Lend Lease (US) Services, Inc.
Lend Lease Real Estate Investments, Inc.
YCPGP, Inc.
YCPGPII, Inc.
Buckhead Strategic Corp II
Buckhead III TMP Corp
Lend Lease Capital Markets, Inc
Lend Lease Portfolio Management, Inc.
Lend Lease Agri Business, Inc.
Lend Lease Mortgage Investment, Inc.
Bucephalus GP, Inc.
CapMark Services LP
HFF, LP
HFF - GP Inc.
Pearl Mortgage Inc.
BFG - GP Inc.
Lend Lease Clinton 54 LLO
Lend Lease Manhattan Housing Corp
Lend Lease Apartment Management, LLC
LLAM Holding Company
Cordia Senior Living, LLC
LLREA GP, Inc
Lend Lease Glendale, LLC
Lend Lease BFRP, Inc.
Lend Lease MSR Corp
Lend Lease/Rosen Real Estate Securities LLC
The Boston Financial Group Limited Partnership
Lend Lease Canada, Inc
Lend Lease Canada Holdings Ltd
Lend Lease Nova Scotia Inc
Lend Lease Japan Portfolio Investments
Lend Lease Japan, Inc
Lend Lease Japan Investments YK
Lend Lease Korea, Inc
Lend Lease Equities de Mexico
Lend Lease de Mexico S A de C,V
AM Services de Personal, S.A
Lend Lease Thailand
IDDF Advisors Limited
Lend Lease International Distressed Debt Fund Advisors, S.A
Lend Lease Latin American Realty Advisors Limited

ANNEXURE 1

This is page 8 of 8 pages of Annexure 1 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

ENTITY NAME

Equity Investments
- Martensite Pty Limited
- Lend Lease Custodian Pty Limited
- Orebro Pty Limited

Group Services - Australia
- Lend Lease Singapore Investments Pty Limited
- Lend Lease Corporation Limited
- Lend Lease Finance Limited
- Serenia Pty Limited
- Lend Lease International Pty Limited
- Lend Lease Insurance Limited
- City Centre Development Limited
- Costal Limited
- Lend Lease New Zealand Pty Limited
- Lend Lease Property Securities Management Pty Limited

Group Services - International
- Canopy Assurance Limited

ANNEXURE 2

This is page 1 of 4 pages of Annexure 2 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	30,348,687
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	19,157,132
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	26,237,447
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**	B	4,505,039
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	2,292,586
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	8,455,226
Balance as at 15/01/03			90,996,117

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
28/01/03	Purchase	686,000	3.43	200,000
28/01/03	Purchase	688,000	3.44	200,000
04/02/03	Purchase	48,580	3.47	14,000
04/02/03	Purchase	24,290	3.47	7,000
04/02/03	Purchase	190,300	3.46	55,000
04/02/03	Purchase	225,550	3.47	65,000
04/02/03	Purchase	163,090	3.47	47,000
04/02/03	Purchase	882,300	3.46	255,000
04/02/03	Purchase	260,250	3.47	75,000
04/02/03	Purchase	20,820	3.47	6,000
04/02/03	Purchase	124,920	3.47	36,000
05/02/03	Purchase	86,750	3.47	25,000
05/02/03	Purchase	572,550	3.47	165,000
05/02/03	Purchase	433,750	3.47	125,000
05/02/03	Purchase	482,330	3.47	139,000
05/02/03	Purchase	38,170	3.47	11,000
06/02/03	Purchase	76,120	3.46	22,000
11/02/03	Purchase	732,823	3.41	214,904
11/02/03	Purchase	3,956,579	3.41	1,160,287
11/02/03	Purchase	3,049,982	3.41	894,423
11/02/03	Purchase	4,598,341	3.41	1,348,487
11/02/03	Purchase	291,299	3.41	85,425
11/02/03	Purchase	428,848	3.41	125,762

ANNEXURE 2

This is page 2 of 4 pages of Annexure 2 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
14/02/03	Purchase	687,990	3.23	213,000
14/02/03	Sale	(687,990)	3.23	(213,000)
26/02/03	Purchase	51,283,832	3.27	15,683,129
26/02/03	Note 1			(4,541,039)
28/02/03	Purchase	670,433	3.18	210,828
28/02/03	Purchase	17,127	3.18	5,386
28/02/03	Purchase	2,986,577	3.18	939,175
28/02/03	Purchase	92,474	3.18	29,080
28/02/03	Purchase	21,312,605	3.18	6,702,077
28/02/03	Purchase	71,283	3.18	22,416
28/02/03	Purchase	107,474	3.18	33,797
28/02/03	Purchase	3,483,258	3.18	1,095,364
28/02/03	Purchase	6,808	3.18	2,141
28/02/03	Purchase	262,894	3.18	82,671
03/03/03	Sale	(17,127)	3.18	(5,386)
03/03/03	Sale	(670,433)	3.18	(210,828)
03/03/03	Purchase	384,891	3.18	121,035
03/03/03	Sale	(384,891)	3.18	(121,035)
03/03/03	Sale	(92,474)	3.18	(29,080)
03/03/03	Sale	(2,986,577)	3.18	(939,175)
03/03/03	Purchase	2,164,206	3.18	680,568
03/03/03	Sale	(2,164,206)	3.18	(680,568)
03/03/03	Sale	(21,312,605)	3.18	(6,702,077)
03/03/03	Sale	(71,283)	3.18	(22,416)
03/03/03	Sale	(107,474)	3.18	(33,797)
03/03/03	Sale	(3,483,258)	3.18	(1,095,364)
03/03/03	Sale	(262,894)	3.18	(82,671)
03/03/03	Sale	(6,808)	3.18	(2,141)
03/03/03	Purchase	670,433	3.18	210,828
03/03/03	Purchase	17,127	3.18	5,386
03/03/03	Purchase	384,891	3.18	121,035
03/03/03	Purchase	2,986,577	3.18	939,175
03/03/03	Purchase	92,474	3.18	29,080
03/03/03	Purchase	2,164,206	3.18	680,568
03/03/03	Purchase	71,283	3.18	22,416
03/03/03	Purchase	3,483,258	3.18	1,095,364
03/03/03	Purchase	107,474	3.18	33,797
03/03/03	Purchase	262,894	3.18	82,671
03/03/03	Purchase	6,812	3.18	2,142
06/03/03	Sale	(143,620)	3.34	(43,000)
06/03/03	Sale	(334,000)	3.34	(100,000)
06/03/03	Sale	(430,860)	3.34	(129,000)
06/03/03	Sale	(26,720)	3.34	(8,000)

ANNEXURE 2

This is page 3 of 4 pages of Annexure 2 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

DATE	NATURE OF CHANGE	VALUE $	PRICE $	QUANTITY
14/03/03	Purchase	14,849,198	3.27	4,541,039

Balance as at 20/03/03 (refer below) **111,068,708**

Number of units on issue **2,095,417,000**

Percentage of issued units held **5.30%**

Note 1: No longer managed by the Lend Lease Group

Holder of Relevant Interest	Registered Holder	Note	
Lend Lease Group	State Street on behalf of **MLC Limited**	B	31,946,848
Lend Lease Group	State Street on behalf of **MLC Pooled Trust**	B	39,689,284
Lend Lease Group	State Street on behalf of **MLC MasterKey Unit Trust**	B	27,352,702
Lend Lease Group	State Street on behalf of **Lend Lease Investment Trust**	B	0
Lend Lease Group	Cogent Nominees on behalf of **WOW Super Pty Limited**	B	2,386,399
Lend Lease Group	National Nominees on behalf of **Victoria State Super Fund**	B	9,693,475
Balance as at 20/03/03			111,068,708

ANNEXURE 2

This is page 4 of 4 pages of Annexure 2 referred to in Form 603 signed by me and dated 21/03/2003.

S. Sharpe
S J Sharpe
Company Secretary

NOTES

A In this Annexure:

"Cogent Nominees" means Cogent Nominees Pty Limited (ACN 084 150 023) of Level 13, AMP Centre, 50 Bridge Street, Sydney NSW 2000.

"Lend Lease Group" means Lend Lease Corporation Limited (ABN 32 000 226 228) of Level 46, Tower Building, Australia Square, Sydney NSW 2000 and each of the companies in Annexure 1 of the addresses indicated in Annexure 1.

"MLC" means MLC Limited (ACN 000 000 402) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060.

"MLC Investments" means MLC Investments Limited (ACN 002 641 661) of Level 6, MLC Building, 105-153 Miller Street, North Sydney NSW 2060, trustee of the MLC MasterKey Unit Trust, the Lend Lease Investment Trust and the MLC Pooled Trust.

"National Nominees" means National Nominees Limited (ACN 004 278 899), a subsidiary of National Australia Bank Limited (ACN 004 044 937) of 5th Floor South, 271 Collins Street, Melbourne VIC 3000.

"State Street" means State Street Australia Limited (ACN 002 965 200) of State Street Centre, 338 Pitt Street, Sydney NSW 2000.

"Victoria State Super Fund" means Victoria State Superannuation Fund of Level 10, 60 Collins Street, Melbourne VIC 3000.

"WOW Super Pty Limited" means Woolworths Group Superannuation Scheme Pty Limited (ACN 010 009 832) of Level 5, 540 George Street, Sydney NSW 2000.

B Explanation of Relationship and Nature of Relevant Interests

Lend Lease Corporation Limited is an Investment Manager/Adviser appointed by the following entities. Under the respective Investment Management/Advisory Agreements, Lend Lease Corporation Limited has acquisition and disposal powers in respect of those securities.

Registered Holder	On behalf of
State Street Australia Limited	MLC Limited MLC Pooled Trust MLC MasterKey Unit Trust Lend Lease Investment Trust
Cogent Nominees Pty Limited	WOW Super Pty Limited
National Nominees Limited	Victoria State Superannuation Fund